UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File No. 1-3381

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Pep Boys Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Pep Boys — Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia, PA  19132

Registrant’s telephone number, including area code (215) 430-9000

Notices and communications from the Securities and Exchange
Commission relating to this Report should be forwarded to:

Bernard K. McElroy
Vice President — Chief Accounting Officer & Treasurer
The Pep Boys — Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA  19132

THE PEP BOYS SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrative Committee of

The Pep Boys Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Pep Boys Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Pep Boys Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PARENTE RANDOLPH, LLC
Philadelphia, Pennsylvania
June 26, 2008

THE PEP BOYS SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

(dollar amount in thousands)

	2007	2006
ASSETS
Investments at fair value	$139,486	$144,174

Contributions receivable:
Participant	8	—
Employer	3	—
Total contributions receivable	11	—

Cash	8	559

Total Assets	139,505	144,733

LIABILITIES
Refundable contributions and earnings	204	249

NET ASSETS AVAILABLE FOR BENEFITS	$139,301	$144,484

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2007 AND 2006

(dollar amount in thousands)

	2007	2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Dividends and interest	$3,964	$3,461
Net (depreciation) appreciation in fair value of investments	(4,049)	6,194
Interest on loans	798	623
Total investment income	713	10,278

Contributions:
Participants	8,415	8,396
Employer	3,436	3,128
Other	230	436
Total contributions	12,081	11,960

Total Additions	12,794	22,238

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	(17,631)	(16,241)
Refundable contributions and earnings	(203)	(249)
Administrative expense	(143)	(20)
Total Deductions	17,977	(16,510)

NET (DECREASE) INCREASE	(5,183)	5,728

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	144,484	138,756
End of year	$139,301	$144,484

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN

The information in these notes regarding The Pep Boys Savings Plan (the “Plan”) is provided for general purposes only. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General

The Plan was established September 1, 1987. The Plan provides a vehicle for participating Company employees to increase savings. The Plan is a defined contribution plan structured to comply with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participation

All employees of The Pep Boys—Manny, Moe & Jack and subsidiaries (other than Pep Boys—Manny Moe & Jack of Puerto Rico, Inc.) (the “Company”) who have attained both the age of 21 and completed one year of service as defined by the Plan, other than those employees whose terms and conditions of employment are determined by a collective bargaining agreement unless such collective bargaining agreement provides to the contrary, may join the Plan any time on or after the start of the quarter, which immediately follows the employee’s anniversary date. These quarter dates are January 1, April 1, July 1, or October 1.

Contributions

Each year, participants may contribute any half percentage from 0.5% to 50% of pretax annual compensation as defined by the Plan and up to the Internal Revenue Service (IRS) limit. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may at any time elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan. Participants do not have to satisfy the eligibility requirements to make a rollover.

The Company contributes the lesser of 50% of the first 6% of the participant’s pre-tax contributions or a maximum 3% of the participant’s compensation. The Company’s matching contributions are invested in the same fund(s) and in the same proportion chosen by the participants for their contributions.

Participant contributions to the Plan, up to maximums of $15,500 and $15,000 during 2007 and 2006 respectively, are not subject to income tax until their withdrawal from the Plan. Additionally, participants are not subject to tax on the Company’s contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawn from the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contribution and (b) Plan earnings, and (c) charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

Lump sum distributions from the Plan equal to the value of the participants’ vested interest may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Distributions and withdrawals are processed on a daily basis.

Forfeited Accounts

Forfeitures of non-vested employer contributions are used to reduce future company contributions. At December 31, 2007 and 2006, forfeited non-vested accounts totaled $271,000 and $18,000, respectively. Forfeited amounts of $239,000 and $326,000 were used to reduce company contributions in 2007 and 2006, respectively.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in the Company’s contributions for a particular year if the participant is actively employed on the last business day of the Plan year (which ends December 31) or if the participant’s employment terminated due to death, disability or retirement prior to December 31.

Participant Loans

Loans are made available to all Plan participants’ whose account value is $1,000 or more. Participants may borrow up to 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The $50,000 maximum may be reduced if the participant has another loan within one year of the date that such participant takes out the loan. The maximum duration of a loan is five years unless the loan is used to purchase a primary residence. In such a case, the loan term is permitted for up to a 30 year duration. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans. Interest rates at December 31, 2007, range from 5.0% to 10.5%. Participants may have up to two loans at one time and prepay loans in full at any time. Principal and interest is paid ratably through payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New Accounting Standard

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.”  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements.  SFAS No. 157 applies to other accounting standards that require or permit fair value measurements. Accordingly, it does not require any new fair value measurements.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  In February 2008, FASB issued FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157,” which defers the effective date of SFAS No. 157 for all nonfinancial assets and liabilities, except those recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008 and interim periods within those years.  Management has not determined the impact of adopting SFAS No. 157 and FSP FAS 157-2 on the Plan.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure eligible financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Plan has not chosen to measure any asset or liability using SFAS 159.

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Application of Accounting Standard

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP’), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan adopted the financial presentation and disclosure requirements of the FSP effective December 31, 2006. The River Source Stable Capital Fund II, held by the Plan, holds contracts, which are subject to the FSP.  Management has performed the appropriate calculations and determined that the FSP did not have a material impact on the financial statements as the contract values approximate estimated fair values for the year ending December 31, 2007 and 2006.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109”, (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority.  Measurement of the tax uncertainty occurs if the recognition threshold has been met.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure.  FIN 48 is effective for annual periods beginning after December 31, 2006 and the adoption of FIN 48 had no impact on the Plan’s financial statements.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates and assumptions.

Risks and Uncertainties

The Plan provides for investment options in mutual funds, common/collective trusts and common stock of the Company. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Investments are stated at fair value.  Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.  The common/collective trust, River Source (“RVST”) Stable Capital Fund II, is valued at its net unit value that is based upon the value of the underlying securities stated at contract value which approximates fair value at year-end as determined by the Trustee.  The common/collective trust, River Source (“RVST”) Stable Equity Index Fund II, is valued at its net unit value based on the fair value of the underlying securities at year-end as determined by the Trustee.  The fair value of the Pep Boys Stock Fund is valued at the year-end unit value as determined by the Trustee and is based upon the value of the underlying Pep Boys stock and short-term money market investments.

The loan fund is stated at cost plus accrued interest. Investments in all other funds are stated at fair value. Fair value represents the closing prices for those securities having readily available market quotations, and fair value as determined by the Plan trustee with respect to other securities.

Purchases and sales of securities are accounted for on the trade date. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned and are not separately reflected. Therefore, management fees and operating expenses are reflected as a reduction of investment return on such investments.

3. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
(dollar amount in thousands)	2007	2006
RVST Stable Capital Fund II	$39,077	$37,337
RVST Equity Index Fund II	26,974	27,591
The Pep Boys Stock Fund	26,074	37,301
Fidelity Freedom 2010 Fund	8,887	8,777
RVST Small Company Index Fund (Class R4)	7,429	7,967
Templeton Foreign Fund (Class A)	8,080	—
Loans to participants	10,573	9,777

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

(dollar amount in thousands)	2007	2006
Pep Boys Stock Fund	$(4,983)	$34
Mutual Funds	(1,868)	827
Common/Collective Trust	2,802	5,333
	$(4,049)	$6,194

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of termination of the Plan, the interest of the participants or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

5. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common/collective trusts managed by Ameriprise Trust Company from January 1, 2006 through April 2, 2007 and by Wachovia Bank, NA from April 3, 2007 through December 31, 2007.  Ameriprise Trust Company, from January 1, 2006 through April 2, 2007, and Wachovia Bank, NA, from April 3, 2007 through December 31, 2007, served as the trustee and recordkeeper of the Plan, and therefore, Plan transactions involving these investment securities qualify as party-in-interest transactions.  Additionally, loans to participants qualify as party-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules of ERISA.

The Plan held 2,220,396 and 2,476,708 shares of Pep Boys common stock with a current value of $25,490,146 and $36,803,881 as of December 31, 2007 and 2006, respectively. The Plan offers participants Pep Boys common stock as an investment option. These transactions qualify as party-in-interest transactions, exempt from prohibited transaction rules of ERISA.

The Company pays all costs associated with administering the Plan, except loan administration fees and certain investment-related fees.

Certain administrative functions of the Plan are performed by members of the Administrative Committee who are employees of the Company.  No such employee receives compensation from the Plan.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 30, 2002 indicating that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (the “Code”). Accordingly, the Plan’s related trust is exempt from federal taxation under Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7. RECONCILIATION TO THE FORM 5500

Certain items in the Plan’s financial statements are treated differently for tax purposes and reporting under the Plan’s Annual Return/Report of Employee Benefit Plan (“Form 5500”). At December 31, 2007, the following differences exist between financial and tax reporting:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

(dollar amount in thousands)
Net assets available for benefits per the financial statements at the end of the year	$139,301
Deemed distribution loan balance at the end of the year	(76)
Net assets available for benefits per the Form 5500 at the end of the year	$139,225

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

(dollar amount in thousands)
Benefits paid to participant per the financial statements	$17,631
Deemed distributions	(88)
Benefits paid to participants per the Form 5500	$17,543

The following is a reconciliation of the beginning balance per the financial statements to the Form 5500:

(dollar amount in thousands)
Net assets available for benefits at the beginning of the year per the financial statements	$144,484
Deemed distribution loan balance at the beginning of the year	(244)
Net assets available for benefits at the beginning of the year per the Form 5500	$144,240

At December 31, 2007, the following differences exist between financial and tax reporting:

	Plan Financial	Plan Form
(dollar amount in thousands)	Statements	5500
Loans to participants	$10,573	$10,497

At December 31, 2006, the following differences exist between financial and tax reporting:

	Plan Financial	Plan Form
(dollar amount in thousands)	Statements	5500
Loans to participants	$9,777	$9,533

THE PEP BOYS SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV
LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN #23-0962915, Plan #002

DECEMBER 31, 2007

Identity of Issue		Description	Current Value
*	RVST Stable Capital Fund II	Common / Collective Trust	$39,076,610
*	RVST Equity Index Fund II	Common / Collective Trust	26,974,478
*	The Pep Boys Stock Fund	Common Stock	26,074,160
	Fidelity Freedom 2010 Fund	Mutual Fund	8,886,510
	Fidelity Freedom 2020 Fund	Mutual Fund	3,024,754
	Fidelity Freedom 2030 Fund	Mutual Fund	3,239,643
	Fidelity Freedom 2040 Fund	Mutual Fund	2,552,194
	PIMCO Total Return Fund	Mutual Fund	3,574,751
	(Institutional Shares)
*	RVST Small Company Index Fund (Class R4)	Mutual Fund	7,428,972
	Templeton Foreign Fund (Class A)	Mutual Fund	8,080,297
*	Loans to participants	Interest rates of 5.00% to 10.50%
		maturing from 2008-2036	10,573,280
			$139,485,649

*                    Indicates party-in-interest to the plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

THE PEP BOYS SAVINGS PLAN

DATE: June 26, 2008	BY:	/s/ Bernard K. McElroy
Bernard K. McElroy
Chairman—
Administrative Committee

EXHIBITS INDEX

(23.1)**	Consent of Independent Registered Public Accounting Firm

**             Filed herewith